May 7, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, DC 20549-6010
Attn: Pamela A. Long, Assistant Director

Re:	Ameresco, Inc. Registration Statement on Form S-1 Filed March 31, 2010 File No. 333-165821
Dear Ladies and Gentlemen:
     On behalf of Ameresco, Inc. (“Ameresco” or the “Company”), submitted herewith for filing is Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-165821) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2010. We have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter, dated April 27, 2010, from Pamela A. Long of the SEC, to George P. Sakellaris, President and Chief Executive Officer of the Company (the “Comment Letter”).
     For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.
General
1.	Please note the updating requirements of Rule 3-12 of Regulation S-X.
Response:	The Company acknowledges the Staff’s comment and confirms that interim financial statements for the three months ended March 31, 2010 will be filed with Amendment No. 2 to the Registration Statement.
2.	Please fully explain your capital structure, the conversion features of your stock and which shares you are registering for sale in the primary and resale offerings. For

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instance, are you registering shares of class A stock by selling shareholders that are convertible later at their option?
Response:	The Company’s capital structure is described under “Our Dual Class Capital Structure” on page 4 and “Description of Capital Stock” on page 107. The Company has added a sentence on page 4 of Amendment No. 1 to make clear that only shares of Class A common stock are being registered and sold by selling shareholders in this offering. A similar statement is set forth on the cover page of the prospectus included in Amendment No. 1, which indicates that “We are selling shares of our Class A common stock and the selling stockholders are selling shares of our Class A common stock.” As indicated on page 4 under the caption “Our Dual Class Capital Structure,” the shares of Class A common stock are not convertible into any other shares of capital stock of the Company.
3.	We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.
Response:	The Company is supplementally providing the Staff with its preliminary estimate of the offering price range and hereby requests that pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the Staff return such information to the Company, care of the undersigned, after the materials have been reviewed.
4.	Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.
Response:	The Company does not intend to use any additional graphical materials or artwork in the prospectus. If the Company decides that it will use additional graphical materials or artwork in the prospectus it will include such materials in a future amendment to the Registration Statement.
5.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be paid to the underwriters has been cleared by FINRA. Prior to the

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effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.
Response:	The Company acknowledges the Staff’s comment and advises the Staff that a review of the underwriting terms is currently pending before FINRA. Prior to the effectiveness of the Registration Statement, the Company will provide the Staff with a copy of the FINRA clearance letter or arrange for a call from FINRA informing the Staff that FINRA has no additional concerns.
6.	Please update as of the most recent practicable date your disclosure regarding the number of shares outstanding and with regard to your discussions of capitalization, dilution, beneficial ownership, and related party transactions.
Response:	The Company has revised pages 6, 101-106, 111 and 114 and Part II of Amendment No. 1 in response to this comment. The Company will update the capitalization disclosure in the “Summary Consolidated Financial Data,” “Capitalization,” and “Dilution” sections when it includes March 31, 2010 financial information in Amendment No. 2.
Cover Page of the Prospectus
7.	Please remove the “Sole Book-Running Manager” and “Lead Manager” from the cover page.
Response:	The Company has revised the cover page of the prospectus included in Amendment No. 1 in response to this comment.
8.	Please name only lead underwriters on the cover page. Refer to Item 501(b)(8) of Regulation S-K.
Response:	The Company acknowledges the Staff’s comment, and advises the Staff that each of the underwriters identified on the cover page of the prospectus is a “lead or managing underwriter” for purposes of the rules and regulations of the SEC. The Company notes that “lead or managing underwriters” perform certain responsibilities in connection with the offering in exchange for a management fee. These services include, among other things, active participation in drafting the prospectus and the Registration Statement, responding to the Staff’s comments thereon, negotiating the terms of the underwriting agreement, due diligence on behalf of other prospective syndicate members who may subsequently be invited to participate in the

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offering and marketing the offering to potential accounts. Each of the firms listed on the cover page of the prospectus is acting in these capacities. Likewise, as compensation for performing these responsibilities, each of these managing underwriters will receive a portion of the management fee. In contrast, if other members join the underwriting syndicate, they will receive only a selling concession. The Company respectfully submits, therefore, that each of the firms listed on the cover page of the prospectus is a “lead or managing underwriter” for the offering in accordance with Item 501(b)(8) of Regulation S-K.
Prospectus Summary
Industry Overview, page 1
9.	Please tell us whether the studies by Frost & Sullivan and McKinsey & Company are publicly available or whether you commissioned these reports. If the studies are not publicly available, please disclose this and file consents for your use and citation of these reports or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. In addition, please provide us with a copy of these studies. We may have additional comments after we review your response.
Response:	The Company advises the Staff that the McKinsey & Company report entitled Unlocking Energy Efficiency in the U.S. Economy was not commissioned by the Company and it is publicly available at this website:

http://www.mckinsey.com/clientservice/electricpowernaturalgas/downloads/US _energy_efficiency_full_report.pdf

The Company advises the Staff that the Frost & Sullivan report entitled North American Energy Management Services — Investment Analysis was not commissioned by the Company, and that it is available to the public only for a fee. Accordingly, in response to the Staff’s comment, the Company has filed the consent of Frost & Sullivan as Exhibit 23.2 to the Registration Statement.

The Company is supplementally providing the Staff with copies of these reports, and it has revised page 32 of Amendment No. 1 in response to this comment.

U.S. Securities and Exchange Commission
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10.	Please disclose the basis for your statement that you are a leading provider of energy efficiency solutions for facilities throughout North America.
Response:	The Company bases its statement that it is a leading provider of energy efficiency on several criteria, including those discussed below.

Although public financial information regarding the Company’s competitors is limited, the Company believes that it is among the top ten providers of energy efficiency solutions for facilities throughout North America in terms of revenue. For example, the Frost & Sullivan Report places the Company among the top ten North American energy services companies/energy consultants by revenue. See Figure 3-6 of the supplementally provided Frost & Sullivan Report.

Energy efficiency market participants and observers frequently describe Ameresco as a significant presence in the market. For example, Frost & Sullivan refers to the Company as a leading North American energy services company (see Figure 3-2 of the Frost & Sullivan Report), and industry publication Climate Change Business Journal reported in its June/July 2009 issue that Ameresco was the top independent energy services company, and one of the top four energy services companies in the United States. An excerpt from this issue is being supplementally provided to the Staff.

The Company has a successful record of securing a significant percentage of the projects awarded under U.S. Department of Energy (“DOE”) programs related to energy savings performance contracts. For example, the DOE has reported that the Company was awarded more than 30% of such projects in the DOE’s fiscal year ended September 30, 2009 and through February of its fiscal year ending September 30, 2010.
Many of our small-scale renewable energy projects are, and other future projects may be, subject to or affected by U.S. federal energy regulation . . . page 23
11.	We note the reference to the Public Utility Holding Company Act of 1935, which was repealed in 2006. Please update your disclosure here and throughout your prospectus, including the Regulatory section on page 80.
Response:	The Public Utility Holding Company Act of 1935 (15 USC 79 et seq.) was repealed in 2005, but was simultaneously re-enacted, in material part, as the Public Utility Holding Company Act of 2005 (42 USC 16451 et seq.). The administration of the Public Utility Holding Company Act of 2005 Act has been transferred from the SEC to the Federal Energy Regulatory Commission (“FERC”) (see, 18 CFR 366.1

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et seq.). The Company has revised the disclosure on page 23 of Amendment No. 1 to clarify the reference to the Act.
Special Note Regarding Forward-Looking Statements, page 32
12.	Please remove the disclaimers in the fifth and seventh sentences of the last paragraph in this section. In this regard, we note that investors are entitled to rely upon the information included in the prospectus and you may not disclaim your responsibility for the information included in the prospectus.
Response:	The Company has revised page 32 of Amendment No. 1 to remove these sentences.
Use of Proceeds, page 33
13.	Please clarify that you are paying the entire amount of the subordinated note held by Mr. Sakellaris.
Response:	The Company has revised pages 6, 33 and 59 of Amendment No. 1 in response to this comment.
Capitalization, page 35
14.	Given that all outstanding shares of your convertible preferred stock will convert into common shares prior to the offering as noted on page 7 and elsewhere, it appears pro forma basic EPS information is warranted. Therefore, please revise your filing to disclose pro forma basic EPS for the most recent fiscal year and the latest interim period.
Response:	The Company has revised pages 8, 9, 39 and 40 of Amendment No. 1 in response to this comment.
Dilution, page 37
15.	The last sentence in the last full paragraph on page 37 suggests that shares of Class B common stock may be issued upon exercise of outstanding options or warrants, which is not reflected elsewhere in your filing. Please revise your disclosure or advise us accordingly.
Response:	The Company has revised page 37 of Amendment No. 1 to correct the reference to Class B common stock. Only shares of Class A common stock will be issuable upon exercise of outstanding options or warrants following the closing of the offering.

U.S. Securities and Exchange Commission
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Management’s Discussion and Analysis, page 42
16.	We note on page 82 the list of executive officers. The Company has vice presidents, presidents and/or general managers of certain geographic areas, such as Ameresco Canada and the Central Region, as well as managers of certain activity types, such as Renewable Energy. We also note your disclosure on page 45 that gross margin is affected by a number of factors, including the type of services performed and the geographic region in which the sale is made, that is, renewable energy projects that you own and operate typically have higher margins than energy efficiency projects, and sales in the United States typically have higher margins than in Canada. However, the Company purports to operate in only one segment. In order to further analyze this issue, please give us copies of each financial report that the CODM(s) reviewed during 2008 and 2009. See ASC Topic 280-10-50-5. Multiple dated versions of the same report may be excluded if 2008 and 2009 year-to-date versions are available. Under Exchange Act Rule 12b-4, you may request that these reports be returned to you upon completion of our review.
Response:	As discussed with Jenn Do of the Staff, the Company is supplementally providing the Staff with examples of the monthly reports provided to the Company’s Chief Operating Decision Maker (“CODM”), George P. Sakellaris, the Company’s president and chief executive officer.[1]

The CODM reviews the financial performance of the Company each month. Each CODM report begins with consolidated income statements, consolidated statements of cash flows and consolidated balance sheets, each of which includes monthly and year-to-date information. Additionally, each CODM report provides, for the applicable month, total revenues and expenses down to adjusted EBITDA for approximately 17 areas of responsibility. The areas of responsibility include various regions, individual operating assets, specific functional groups and cost centers. The CODM report provides significant detail to the CODM, in order to enable him to assess performance against individual and corporate goals, as well as isolate potential issues and problems. While these reports include various breakdowns of the Company’s business, for the reasons set forth below, the Company believes that, in accordance with ASC 280, it has one reporting segment.

The monthly consolidated financial statements (income statement, balance sheet and cash flow statement) provided to the CODM present the

[1]	Please note that the CODM reports are prepared immediately after the period-end and do not include all of the adjustments necessary for a fair presentation in accordance with SEC standards.

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Company’s business as one segment. Moreover, such monthly reports provide greater detail than the financial statements included in the Registration Statement in the presentation of revenue and expense line items.
The monthly reports further break down the Company’s financial results according to: the regions for which it has regional managers, including the Federal market; the various renewable energy projects of which the Company has retained ownership; and certain company-wide functional areas of responsibility (e.g., Development, System Management Consulting, Operations and Maintenance, AXIS Utility Information Services and Corporate). The Company believes that all of these regions and operations comprise a single reporting segment.
The Company’s regional organizations reflect the fact that over 80% of its business is with federal, state, provincial and local governments and agencies. These customers require that the Company service them through a local presence. While in the short-term, the economic performance of one region might be superior to that of other regions, such discrepancies are typically due to the timing of customer awards for new projects and project start dates and over the long-term no material differences are expected. All of the Company’s regional operations satisfy the criteria for one reporting segment under ASC 280:
•	They all offer and sell the same products and services, namely comprehensive energy efficiency and renewable energy solutions. Most of the Company’s sales involve a combination of specific energy efficiency and/or renewable energy measures designed specifically for particular customer requirements. In many cases, a customer’s project will involve both energy efficiency measures and renewable energy equipment. Examples of such combined installations include Rock Island Arsenal, Hill Air Force Base, Porta School District, State of Missouri Correctional Facilities, Boston Housing Authority, Sherrard School District, Federal Bureau of Prisons at Estill, Jessup and Texarkana, The Kentucky Horse Park, Adelphia Laboratories, Loretto College (Ontario), Grand Erie School District, City of London, Ontario, and Valley View School (Ontario). Since each of the Company’s projects is customized for the customer, and there is wide variation in the types of specific equipment and services that are combined in the final project design (see pages 72 through 76 of Amendment No. 1), as well as the time period over which a project is installed, the margins realized can vary significantly from project to

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project. Generally, gross margins are higher on projects involving renewable energy plants of which the Company retains ownership, since the Company is required to finance these plants and therefore incurs interest costs not associated with plants it does not own. The Company offers customers the flexibility to either own a plant itself or have the Company own it, and the different margins simply reflect the customer’s choice as to the form of ownership it prefers. In short, the Company offers customers the same comprehensive energy efficiency and renewable energy solutions through all of its offices.
•	Because the projects the Company undertakes for its customers incorporate many different types of equipment, services and expertise, the Company typically draws on the skills and services of employees throughout the organization, across a number of different geographies and responsibility areas, to implement a project.
•	The Company has subcontractors and third-party vendors providing specific services and equipment that it combines into its customers’ projects. In many cases, single subcontractors and vendors service multiple regions.
•	The Company sells all of its products and services to the same type of customers in all geographic regions — governmental, institutional, commercial and industrial entities seeking to make their facilities more energy efficient or to otherwise renew their facilities.
•	The Company sells all of its products and services directly to its customers.
•	There are no significant regulatory compliance issues with respect to any of the Company’s products or services.
In summary, the Company operates through one reporting segment and this conclusion is substantiated by the monthly reports furnished to the CODM.
Stock Based Compensation Expense, page 50
17.	Until you provide a bona fide estimate of the offering price, we cannot complete an accounting review of this disclosure or the disclosures on pages 9, 35 and 37. Note that any significant disparity between the IPO price and your compensation accounting fair

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value estimates should be fully explained in the critical accounting estimate section of MD&A. If management’s stock value estimates yield a percentage increase in the Registrant’s stock price that is disproportionate to the corresponding increases in the Registrant’s sales, net income, EBITDA, and/or backlog, then that fact should be disclosed and explained. For example, given your stated use of market multiples to estimate your stock value, an investor could be confused by a disclosure that the Registrant’s common stock value increased 82% between 1/28/09 and 9/25/09 given that sales, net income, and adjusted EBITDA only increased by 8%, 9% and 21%, respectively, between 2008 and 2009. That disparity should be specifically explained. Similarly, if your 2009 adjusted EBITDA projections assumed an annual growth rate approximating 82% then that fact should be clearly disclosed and fully explained. Also, please quantify the extent to which your estimates assume that a significant increase in market valuations occurred in 2009 due to any observed changes in the equity markets i.e., comparable EBITDA multiples increasing from a lower EBITDA multiple to a higher EBITDA multiple. Further, if any known valuation evidence was given disproportionate weight in the estimation of stock values then that fact should be explained and the basis fully disclosed i.e., the impact of focusing exclusively on adjusted EBITDA multiples and ignoring both (1) the available market multiples derived from net income, sales, book value and cash flow and (2) the discounted cash flow method referenced on page F-11.
Response:	As set forth in Company’s response to Comment 3, the Company has supplementally provided the Staff with its preliminary estimate of the offering price range.

There is only a small difference between the estimated offering price range and the Company’s April 2010 estimate of the fair value of its common stock (please also note that the Company has added disclosure on page 55 of Amendment No. 1 concerning the valuation analysis used in estimating the fair value of the Company’s common stock on April 26, 2010 in connection with option grants made on that date). When the Company adds the estimated offering price range to the prospectus, it will add disclosure explaining this difference; the Company expects that this explanation will focus on the fact that the estimated offering price range necessarily assumes that a public market for the Company’s common stock has been created and that its preferred stock has converted into common stock in connection with the initial public offering, and therefore does not take into account the liquidation preferences of the Company’s preferred stock or the illiquid nature of the Company’s common stock, which (as noted on pages 53 through 55 of Amendment No. 1), were appropriately taken into account in the Company’s fair market value determinations. The

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disparity between the estimated offering price range and the Company’s estimates of the fair value of its common stock in July 2009 and September 2009 is attributable to (i) the fact that the estimated offering price range reflects the improved operating results of the Company for the third and fourth quarters of 2009 and (after accounting for seasonality) the first quarter of 2010, whereas those operating results were not available and thus were not taken into account when the Company arrived at its fair value estimate for purposes of the option grants made in July and September 2009 and (ii) the fact that the estimated offering price range necessarily assumes that a public market for the Company’s common stock has been created and that its preferred stock has converted into common stock in connection with the initial public offering, and therefore does not take into account the liquidation preferences of the Company’s preferred stock or the illiquid nature of the Company’s common stock.

To further address this comment, the Company has added (i) disclosure relating to the placement of greater emphasis on the projected adjusted EBITDA analysis on page 53 of Amendment No. 1, (ii) additional explanation relating to the significant increase in the July 2009 and September 2009 fair market value on pages 53 through 55 of Amendment No. 1 and (iii) disclosure relating to why the Company chose to rely on adjusted EBITDA for purposes of the market approach to determining fair market value on page 52 of Amendment No. 1.
18.	The disclosure on page 53 states that the EBITDA multiples of comparable companies was applied to your “projected adjusted EBITDA” to estimate fair value. Please expand this disclosure to explain for investors the validity of this approach given that EBITDA and “adjusted EBITDA” are materially different calculations.
Response:	The EBITDA of the comparable companies used in this valuation analysis was adjusted for certain non-recurring, non-cash and/or non-operating items, such as goodwill and asset impairment. The Company has revised Amendment No. 1 to refer to “adjusted EBITDA,” rather than “EBITDA,” of the comparable companies. The Company believes that the adjusted EBITDA of those companies is comparable to the Company’s adjusted EBITDA, with two exceptions: the Company’s adjusted EBITDA excludes a non-cash recovery of a contingency in 2008 and excludes stock-based compensation for all periods. The Company notes that the exclusion of the 2008 non-cash recovery from the Company’s EBITDA has no impact on the analysis based on projected

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EBITDA, which is the analysis accorded more weight by the Company. In addition, the Company notes that the exclusion of stock-based compensation from the Company’s EBITDA results in an increase in the Company’s adjusted EBITDA and thus increases the estimated fair value of the Company resulting from this analysis. The Company believes that this approach is valid.
19.	Please quantify on page 54 any discount you applied in light of your statement that “our capital stock prior to this offering had characteristics significantly different from that which will apply upon the closing of this offering.”
Response:	In applying the market approach to calculate enterprise value, the Company did not apply a discount for lack of marketability or other characteristics of its common stock prior to the offering. The reference on page 55 of Amendment No. 1 to “our capital stock prior to this offering had characteristics significantly different from that which will apply upon the closing of this offering” — and in fact the entire paragraph in which that reference appears — is not intended to describe the common stock valuation methodologies employed by the Company; it is intended to make the point that the common stock valuations arrived at prior to the offering may not necessarily reflect the trading values of the common stock following the offering for a variety of reasons (including different characteristics of the common stock that will apply after the offering).
Liquidity and Capital Resources, page 57
20.	Please clarify in your filing how restricted cash is reflected in the statement of cash flows. For example, we note the restricted cash line item on the balance sheet shows a $1.5 million increase; however, the two restricted cash line items in the cash flow statement net to $30.0 million.
Response:	The Company has revised pages 58 and 59 of Amendment No. 1 in response to this comment.
Revolving Senior Secured Credit Facility, page 58
21.	Please revise your filing to disclose in one location in MD&A whether you are in compliance with all covenants under your debt instruments. If it is reasonably likely that you will not meet your financial covenants, please disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance

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sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c of the Financial Reporting Codification for guidance. Also, disclose any known future changes to each covenant, and state whether you expect to be in compliance when such changes come into effect.
Response:	The Company has revised page 60 of Amendment No. 1 in response to this comment. The Company is aware of only one financial covenant under one of its debt instruments that will change in the future. This covenant relates to a minimum tangible capital base requirement for the Company and has changed on a quarterly basis since the end of the Company’s 2008 fiscal year in accordance with the terms of that agreement. The Company has been in compliance with this covenant at all such times and expects to continue to be in compliance with this covenant, accounting for any future changes. As a result, the Company has not revised its disclosure to address the change because it does not view such information as material to investors. If, in the future, the Company is not in compliance with this covenant, it will disclose such information in accordance with SEC rules and regulations.
Quantitative and Qualitative Disclosures About Market Risk, page 60
22.	Please revise your filing to disclose your strategy(ies) employed to manage your exposure to interest rate risk.
Response:	The Company has revised page 61 of Amendment No. 1 in response to this comment.
23.	Please explain herein the $3.5 million foreign currency gain recorded during 2009, as shown on page F-5.
Response:	The Company has revised page 62 of Amendment No. 1 in response to this comment.
Business, page 62
24.	Please disclose the dollar amount of backlog that you believed was firm as of December 31, 2008, and indicate the portion that you reasonably expect not to fill within the current fiscal year. See Item 101(c)(1)(viii) of Regulation S-K. Please also provide the disclosure requested by this comment throughout your filing wherever you discuss backlog.

U.S. Securities and Exchange Commission
May 7, 2010

Response:	The Company has revised pages 13, 44, 64 and 65 of Amendment No. 1 in response to this comment to disclose the Company’s backlog as of December 31, 2008. The Company has provided disclosure that indicates that, as of such date, it reasonably expected to complete its backlog work within two to three years, which is the typical length of time the Company’s projects take to complete. However, the Company has not provided disclosure that indicates the portion of its backlog that it reasonably expects not to fill during 2010 due to the uncertainty that is inherent in the Company’s project completion process. As the Company has disclosed on page 13 of Amendment No. 1, its customers have the right under some circumstances to terminate contracts or defer the timing of the Company’s services and their payments to the Company. As a result, the Company may not receive all of the revenue that it includes in its backlog, and the Company is not able to accurately quantify the portion of its backlog that it expects will not be filled during any given year. The Company believes that any attempts to quantify the amount of backlog that it reasonably expects will not be filled during the 2010 would be speculative and potentially misleading.
Management, page 82
25.	Please further elaborate on Joseph W. Sutton’s qualifications to serve as a director stemming from his financial expertise and experience working for Enron Corporation.
Response:	The Company has revised page 86 of Amendment No. 1 in response to this comment.
Compensation Discussion and Analysis, page 87
Overview of Executive Compensation Process, page 88
26.	Please disclose the corporate financial goals used to determine the bonus pool. See Item 402(b)(2)(v) of Regulation S-K.
Response:	The Company has not yet finalized the 2009 bonus pool and expects to do so soon; however, the Company has added disclosure on page 93 of Amendment No. 1 concerning the corporate financial goals (with the exception noted below) used to determine the bonus pool. The Company has not disclosed the revenue and adjusted EBITDA from ongoing operations goals for the organizational unit that comprise an element of the

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incentive bonus program, because (1) the Company does not publicly report the operating results of this organizational unit, and (2) the Company believes that this information represents confidential commercial and financial information, the disclosure of which would result in competitive harm to the Company. More specifically, the Company believes that if competitors of the Company were aware of the size of this organizational unit, they would gain valuable insight into the Company’s strategy, the relative emphasis it is placing on this aspect of its business, and its hiring needs and plans. The Company has included disclosure, as required by Instruction 5 to Item 402(b) of Regulation S-K, about the anticipated difficulty of the Company achieving the revenue and adjusted EBITDA from ongoing operations goals for the organizational unit.
27.	We note that in determining executive compensation levels, you consider in part each named executive officer’s individual performance. Please describe the elements of individual performance that you considered when evaluating the amounts under each element of compensation to pay your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K
Response:	The Company has added disclosure on page 93 of Amendment No. 1 relating to the individual performance goals considered in allocating the bonus pool among its named executive officers.
2000 Stock Incentive Plan, page 95
28.	Please provide the tabular disclosure required by Item 201(d) of Regulation S-K with regard to your current equity compensation plan.
Response:	The Company respectfully submits that the tabular disclosure is not required to be included in the Registration Statement because it is not part of a document incorporated by reference into the prospectus included in the Registration Statement. Pursuant to Instruction 9 to Item 201(d) of Regulation S-K, the tabular disclosure required by Item 201(d) need not be provided in any registration statement filed under the Securities Act except where it is part of a document that is incorporated by reference into a prospectus.
Related Person Transactions, page 97
29.	Please discuss all related party transactions as required by Item 404 of Regulation S-K. In this regard, we note that you have not discussed under this heading the share purchase

U.S. Securities and Exchange Commission
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agreement entered into on September 18, 2009, which is described on page F-17 in the notes to your financial statements.
Response:	The Company advises the Staff that the counterparty to the share purchase agreement that the Company entered into on September 18, 2009, Byrne Engineering, Inc., is not affiliated with Samuel T. Byrne, who is a stockholder and warrantholder of the Company. As Byrne Engineering is not a “related person” for purposes of Item 404 of Regulation S-K, the share purchase agreement with Byrne Engineering is not required to be disclosed under Item 404 of Regulation S-K. The Company believes that it has met the related person transaction disclosure requirements of Item 404 of Regulation S-K.
2. Summary of Significant Accounting Policies, page F-8
Earnings Per Share, page F-16
30.	Based on the activity reflected on page F-5, it is not clear why the basic EPS weighted average number of shares decreased in 2009. Please provide us with the detailed calculations of the basic EPS weighted average number of shares for 2008 and for 2009.
Response:	The calculation to determine a weighted-average number of shares outstanding is influenced significantly by the number of days that a particular quantity of shares remains outstanding. As a result, the timing and size of a change in the number of shares outstanding can have a disproportionate impact on the final weighted average number of shares outstanding for a particular period. As detailed below, the Company’s weighted-average number of shares outstanding decreased from 2008 to 2009, despite the fact that as of December 31, 2009 there were more shares outstanding than there were at December 31, 2008. This is due to (i) the Company’s repurchase of a large quantity of shares toward the end of 2008, thereby reducing the number of outstanding shares but not significantly decreasing the weighted-average calculation because the repurchase occurred so late in the year, (ii) the fact that the number of outstanding shares remained at the reduced level because of the 2008 repurchase for a majority of 2009 and (iii) the fact that the large issuances of shares that caused the significant increase in the number of outstanding shares that the Company reported as of December 31, 2009 did not occur until late in the year and therefore only minimally increased the weighted-average number of shares outstanding.

U.S. Securities and Exchange Commission
May 7, 2010

Please see the table below:

Date	Shares Issued	Shares Repurchased	Shares Outstanding	Average Share Calc. Elements
1/1/2008	—	—	5,497,059	—
9/15/2008	14,000	—	5,511,059	3,900,653
9/25/2008	—	666,667	4,844,392	150,988
12/31/2008	—	—	4,844,392	1,287,414
	Avg. Weighted Shares Outstanding 2008			5,339,055
1/1/2009	—	—	4,844,392	—
2/17/2009	—	72,250	4,772,142	637,071
4/13/2009	3,000	—	4,775,142	719,090
7/21/2009	6,000	—	4,781,142	1,295,176
10/25/2009	1,000,000	—	5,781,142	1,257,506
12/17/2009	500,000	—	6,281,142	839,453
12/24/2009	350,000	—	6,631,142	120,460
12/30/2009	10,000	—	6,641,142	109,005
12/31/2009	—	—	6,641,142	18,195
Avg. Weighted Shares Outstanding 2009				4,995,956
13. Commitments and Contingencies, page F-30
31.	On page F-31 we note the notice received in February 2009 of a default termination for which you were performing construction services. It is not clear whether you have recorded an accrual for this matter. Please revise herein to comply with the disclosure requirements of ASC Topic 450-20-50-1 through 450-20-50-5.
Response:	The Company has revised page F-31 of Amendment No. 1 in response to this comment, and in a manner that complies with the requirements set forth in ASC Topic 450-20-50-1 through 450-20-50-5.
Part II — Information Not Required in Prospectus, Page II-1
Item 15. Recent Sales of Unregistered Securities, page II-2
32.	Please provide the disclosure required by Item 701 of Regulation S-K with respect to all unregistered sales of your securities within the past three years, including the issuance of stock options and warrants, which you discuss in your prospectus.

U.S. Securities and Exchange Commission
May 7, 2010

Response:	The Company has revised pages II-2 and II-3 of Amendment No. 1 in response to the Staff’s comment.
Item 16. Exhibits, page II-3
33.	It appears from the footnote to your exhibit index that you intend to request confidential treatment covering your exhibits; however, your list does not indicate the exhibits for which you plan to seek confidential treatment. Please advise us or revise your exhibit index accordingly.
Response:	The Company expects that it may file as exhibits to a subsequent amendment to the Registration Statement, one or more material agreements for which it would request confidential treatment. The Company has revised the exhibit index in Amendment No. 1 to omit the reference to confidential treatment, but it will restore that reference if it does subsequently make such a request.
34.	Please provide to us as promptly as practicable all of the exhibits listed in your exhibit index, as these exhibits and any related disclosure are subject to review.
Response:	The Company acknowledges the Staff’s comment and appreciates that the Staff must review all exhibits before the Registration Statement may be declared effective. The Company is supplementally providing to the Staff the form of Exhibit 5.1 legality opinion to be rendered by WilmerHale. All remaining exhibits will be included in subsequent amendments to the Registration Statement.
35.	Please file as material contracts exhibits the share purchase agreement dated September 18, 2009, referenced on page F-17, and the term loan agreements described on pages F-21 and 22. Otherwise, please explain why these documents need not be filed. Please refer to Item 601(b)(10) of Regulation S-K.
Response:	As noted in the Company’s response to Comment 19, the counterparty to the share purchase agreement that the Company entered into on September 18, 2009, Byrne Engineering, Inc. is not affiliated with Samuel T. Byrne, a stockholder and warrantholder of the Company. As Byrne Engineering is not a “related person” for purposes of Item 404 of Regulation S-K, and given the relatively small transaction value of the acquisition effected by the agreement, the Company does not view such agreement as material and does not believe that it is required to be filed as an exhibit to the Registration Statement.

U.S. Securities and Exchange Commission
May 7, 2010

The Company does not view the term loan agreements described on pages F-21 and F-22 as material agreements and as a result, does not believe that such agreements are required to be filed as exhibits to the Registration Statement. The Company does not believe that such agreements are material for the following reasons: (i) the Company’s business is not substantially dependent on any one of such term loans, (ii) the development, construction, operation and ownership of the Company’s renewable energy plants is a core component of the Company’s business and entering into construction and term loan financing arrangements with respect to such plants is part of the ordinary course of such business, (iii) each such term loan is held by a special purpose subsidiary of the Company established for the purpose of developing, constructing and operating a renewable energy plant, and although the Company is required under GAAP to reflect these loans as liabilities on its consolidated balance sheets, they are nonrecourse to, and not direct obligations of, the Company and (iv) the Company does not view the amount borrowed under any particular term loan to be material.
Item 17. Undertakings, page II-3
36.	Please remove as inapplicable the undertakings provided in paragraphs (3) and (4).
Response:	The Company advises the Staff that the Company included undertakings 3 and 4 in light of prior comments received by clients of WilmerHale from the Staff in recent initial public offerings and other informal discussions with the Staff in connection with those offerings. The result of these discussions was a direction by the Staff that undertakings 3 and 4 be included in Registration Statements for initial public offerings. The Company would, however, be willing to remove both undertakings if the Staff now so requires.
37.	It appears that you have omitted the schedules and exhibits referenced in your Amended and Restated Credit and Security Agreement dated June 10, 2008. Please re-file this credit agreement, which should include all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.
Response:	The Company will include the requested schedules and exhibits to the Amended and Restated Credit and Security Agreement dated June 10, 2008 in a refiled exhibit to a subsequent amendment to the Registration Statement. The Company intends to seek confidential treatment with respect to certain of the schedules and exhibits

U.S. Securities and Exchange Commission
May 7, 2010

referenced in the Amended and Restated Credit and Security Agreement.
******
In addition to the above response to the Staff’s comments, the Company confirms that it will, at the time it requests acceleration of effectiveness of the Registration Statement, acknowledge the various matters set forth on page 8 of the Comment Letter.
Please do not hesitate to contact the undersigned (617-526-6421) or Patrick J. Rondeau (617-526-6670) with any questions regarding this response letter.
Very truly yours,
/s/ Jason L. Kropp
Jason L. Kropp
Enclosures